1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

November 4, 2019

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”)

Files Nos. 333-155395; 811-22250

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 464 (“PEA 464”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 466 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on August 26, 2019. PEA 464 was filed to register shares of PIMCO Enhanced Short Maturity Active ESG Exchange-Traded Fund, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 464. All references to “Fund” refer only to the Fund, unless noted otherwise.

Prospectus

Comment 1: In footnote 2 to the fee table, confirm that the date to be inserted into the brackets will be at least one year from the effective date of the prospectus. Instruction 3(e) to Item 3 of Form N-1A.

Response: The Registrant confirms that the date through which the expense limitation agreement is effective will be at least one year from the effective date of the prospectus.

Comment 2: Confirm that the contractual waiver referenced in footnote 2 in the fee table will be filed as an exhibit to the registration statement.

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Response: The Registrant confirms that the applicable agreement will be filed as an exhibit to the Fund’s registration statement.

Comment 3: In footnote 2 to the fee table, disclose who can terminate the Expense Limitation Agreement and the circumstances under which the Expense Limitation Agreement may be terminated. See Instruction 3(e) to Item 3 of Form N-1A.

Response: The Registrant notes that under the terms of the Expense Limitation Agreement, only the Registrant may terminate the Expense Limitation Agreement prior to then-current term of the agreement, and the current disclosure notes PIMCO’s ability to terminate the agreement and the circumstances under which PIMCO may terminate. In accordance with General Instruction (C)(1) of Form N-1A, as the Expense Limitation Agreement is beneficial to the Fund, the Registrant does not believe that disclosing its ability to terminate the agreement would be helpful to investors and could result in investor confusion. Accordingly, the Registrant respectfully declines to revise the relevant disclosure in connection with this comment.

Comment 4: In footnote 2 to the fee table, disclose that recoupment is only permitted if, at the time of recoupment, such recoupment does not cause the Fund to exceed the expense limit in effect at the time of waiver or at the time of recoupment.

Response: Comment accepted. The disclosure has been revised as follows:

PIMCO has contractually agreed, through October 31, 2021, to waive a portion of the Fund’s management fee, or reimburse the Fund, to the extent that the Fund’s organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata share of Trustee fees exceed 0.0049% (the “Expense Limit”) (calculated as a percentage of average daily net assets). This Expense Limitation Agreement will automatically renew for one-year terms unless PIMCO provides written notice to the Fund at least 30 days prior to the end of the then current term. In any month in which the investment management agreement is in effect, ~~Under certain conditions,~~ PIMCO ~~may recoup amounts~~ is entitled to reimbursement by the Fund of any portion of the management fee waived or reimbursed as set forth above (the “Reimbursement Amount”) ~~in future periods, not exceeding three years~~ during the previous thirty-six months from the time of the waiver, provided that such amount paid to PIMCO will not: 1) together with any organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata Trustee fees, exceed, for such month, the Expense Limit (or the amount of the expense limit in place at the time the amount being recouped was originally waived if lower than the Expense Limit); 2) exceed the total Reimbursement Amount; or 3) include any amounts previously reimbursed to PIMCO.

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Comment 5: The Fund’s name includes the word “Enhanced.” Please add disclosure in the Fund’s principal investment strategies explaining how the Fund pursues an “enhanced” strategy.

Response: “Enhanced” refers to PIMCO’s active management of a short maturity ESG strategy, as described in the Fund’s principal investment strategies and elsewhere in prospectus, which PIMCO believes is “enhanced” relative to competitor short maturity strategies. The Registrant respectfully declines to revise the Fund’s principal investment strategies in connection with the use of “Enhanced” in the Fund’s name as the Registrant is not aware of any requirement that the Fund disclose a particular investment strategy based on the use of the word “Enhanced” in the Fund’s name.

Comment 6: Since the use of “ESG” in the name of the Fund suggests investment in the securities of issuers with certain business practices with respect to the environment, social responsibility, and governance (“ESG criteria”), please revise the Fund’s names rule policy to invest at least 80% of its assets in fixed income instruments that satisfy ESG criteria. Please disclose such a policy for the Fund and also add specific criteria to the Fund’s Principal Investment Strategies section regarding the Fund’s ESG criteria for purposes of its names rule policy. See Rule 35d-1(a)(3)(ii), which requires prospectus disclosure of “specific criteria” used by the Fund to select investments pursuant to its names rule policy.

Response: The Registrant respectfully declines to revise the Fund’s prospectus to revise its 80% policy related to “ESG” in the Fund’s name. Rule 35d-1 under the 1940 Act requires that a fund adopt an 80% policy in three situations: (i) when it has a name suggesting investment in certain investments or industries; (ii) when it has a name suggesting investment in certain countries or geographic regions; and (iii) when it has a name suggesting it is exempt from federal income tax or from both federal and state income tax.

The Registrant does not believe that the term “ESG” is a term that falls under any of the three categories outlined in Rule 35d-1. “ESG” does not suggest investment in certain industries, countries or geographic regions or suggest that the Fund is exempt from any tax. The term “ESG” is not specifically addressed in the Rule 35d-1 adopting release or the Staff’s guidance regarding frequently asked questions about Rule 35d-1, in which the Staff distinguished between a term that suggests an investment objective or strategy and a term that suggests a type of investment. As used by the Fund, the term “ESG” describes a strategy and not a particular type of investment. As described in the Fund’s principal investment strategies:

Anu Dubey November 4, 2019 Page 4

The Fund may avoid investment in the securities of issuers whose business practices with respect to the environment, social responsibility, and governance (“ESG practices”) are not to PIMCO’s satisfaction. In determining the efficacy of an issuer’s ESG practices, PIMCO will use its own proprietary assessments of material ESG issues and may also reference standards as set forth by recognized global organizations such as entities sponsored by the United Nations. Additionally, PIMCO may engage proactively with issuers to encourage them to improve their ESG practices. PIMCO’s activities in this respect may include, but are not limited to, direct dialogue with company management, such as through in-person meetings, phone calls, electronic communications, and letters. Through these engagement activities, PIMCO seeks to identify opportunities for a company to improve its ESG practices, and will endeavor to work collaboratively with company management to establish concrete objectives and to develop a plan for meeting these objectives. The Fund may invest in securities of issuers whose ESG practices are currently suboptimal, with the expectation that these practices may improve over time either as a result of PIMCO’s engagement efforts or through the company’s own initiatives. It may also exclude those issuers that are not receptive to PIMCO’s engagement efforts, as determined in PIMCO’s sole discretion.

The Fund will not invest in the securities of any issuer determined by PIMCO to be engaged principally in the manufacture of alcoholic beverages, tobacco products or military equipment, the operation of gambling casinos, the production of coal, or in the production or trade of pornographic materials. To the extent possible on the basis of information available to PIMCO, an issuer will be deemed to be principally engaged in an activity if it derives more than 10% of its gross revenues from such activities.

We respectfully submit that the Fund is not required to revise its 80% policy given that “ESG,” as used by the Fund, connotes a proprietary strategy, not a particular type of investment. Accordingly, no changes have been made in response to this comment.

Comment 7: The Fund’s principal investment strategies state that, “The Fund may invest in securities of issuers whose ESG practices are currently suboptimal, with the expectation that these practices may improve over time either as a result of PIMCO’s engagement efforts or through the company’s own initiatives.” In the Staff’s view, the Fund’s investments described in this sentence may not be counted for purposes of complying with the Fund’s names rule policy to invest at least 80% of its assets in fixed income instruments that satisfy ESG criteria.

Anu Dubey November 4, 2019 Page 5

Response: As noted above in response to Comment 6, the Fund respectfully declines to make any changes to its 80% policy. Accordingly, the Fund will count the Fund’s investments described in the noted sentence toward its 80% policy to invest in Fixed Income Instruments, as applicable.

Comment 8: The Fund discloses in its principal investment strategies that it “primarily” invests in investment grade debt securities. If investment in fixed income securities rated below investment grade (“junk bonds”) is a principal investment strategy for the Fund, add disclosure to the Fund’s principal investment strategies and principal risks regarding the Fund’s investment in junk bonds.

Response: The Registrant confirms that investment in securities rated below investment grade is not a principal investment strategy of the Fund. Accordingly, the Registrant declines to add disclosure in connection with this comment.

Comment 9: The Fund’s principal investment strategies state, “The Fund seeks to eliminate unhedged foreign (non-U.S.) currency exposure (from non-U.S. dollar-denominated securities or currencies), although the Fund may have limited amounts of such exposure due to the difficulty in perfectly hedging currency exposure.” Please clarify this disclosure to explain in plain English the meaning of this sentence.

Response: Comment accepted. The sentence has been revised to make it more plain English.

Comment 10: Consider adding disclosure to the “Principal Risks – Market Trading Risk” section of the Fund’s Fund Summary stating that there is a risk that an active secondary market may not develop for the Fund. Currently, the risk, in relevant part, states “the risk that an active secondary trading market for Fund shares does not continue once developed…”.

Response: The Registrant notes that the “Description of Principal Risks – Market Trading Risk” section of the statutory prospectus states, “Once operational, shares of the Fund are listed for trading on an exchange, however, there can be no guarantee that an active trading market for such shares will develop or continue” (emphasis added). Such disclosure, together with the summary version in the Fund Summary quoted in the Staff’s comment, is sufficient in the Registrant’s view, therefore the Registrant respectfully declines to make changes in response to this comment.

Comment 11: Consider whether the expected discontinuation of LIBOR is a principal risk for the Fund. If so, please add relevant disclosure to the Fund’s principal risks. See Staff Statement on LIBOR Transition (July 12, 2019).

Anu Dubey November 4, 2019 Page 6

Response: The Registrant does not believe that the expected discontinuation of LIBOR is a principal risk of the Fund. However, the Registrant will add disclosure regarding the expected discontinuation of LIBOR to the Fund’s SAI, as follows:

Actions by governmental entities may also impact certain instruments in which a Fund invests. For example, certain instruments in which a Fund may invest rely in some fashion upon LIBOR. LIBOR is an average interest rate, determined by the ICE Benchmark Administration, that banks charge one another for the use of short-term money. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced plans to phase out the use of LIBOR by the end of 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate, and any potential effects of the transition away from LIBOR on a Fund or on certain instruments in which a Fund invests are not known. The transition process may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR. The transition may also result in a reduction in the value of certain instruments held by a Fund or reduce the effectiveness of related Fund transactions such as hedges. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to the Fund.

Comment 12: Consider adding disclosure to the “Principal Risks – Liquidity Risk” section of the Fund’s Fund Summary stating that the liquidity of the Fund’s shares may be affected by the liquidity of the Fund’s portfolio holdings.

Response: The Registrant has reviewed its “Principal Risks – Liquidity Risk” disclosure, as well as its “Principal Risks—Market Trading Risk” disclosure, and respectfully declines to make changes at this time as the Registrant believes that the risks of liquidity with respect to the market trading of Fund shares is adequately addressed in the current risk disclosures.

Comment 13: Consider whether investment in emerging market securities is a principal risk for the Fund. If so, please add disclosure regarding such investments to the Fund’s principal investment strategies and principal risks.

Response: The Registrant confirms that investment in emerging market securities is not a principal risk for the Fund. Accordingly, the Registrant declines to add disclosure in connection with this comment.

Comment 14: The “Purchase and Sale of Fund Shares” section currently states, “The Fund will only issue or redeem shares as NAV that have been aggregated into blocks of [ ] shares or multiples thereof (“Creation Units”) with certain large institutional investors who have entered into agreements with the Fund’s Distributor (“Authorized Participants”).” Please confirm that the empty brackets in this sentence will be filled in for the 485(b) filing, and please advise in correspondence what the number will be. If below 25,000, please comply with the additional disclosure requirements set forth in Form N-1A.

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Response: The Registrant confirms that it will insert the bracketed number into the 485(b) filing. The final disclosure will read:

The Fund will only issue or redeem shares as NAV that have been aggregated into blocks of 50,000 shares or multiples thereof (“Creation Units”) with certain large institutional investors who have entered into agreements with the Fund’s Distributor (“Authorized Participants”).

Comment 15: In the “Descriptions of Principal Risks – Market Trading Risk” section, add disclosure regarding the consequences of Fund shares trading at a price other than its net asset value, for example, by making clear that an investor may pay more or less than the underlying value of the ETF shares bought or sold.

Response: Comment accepted. The Registrant respectfully notes that it includes the italicized disclosure below, which the Registrant believes discloses certain consequences of Fund shares trading at a price other than its net asset value. However, the Registrant will revise the disclosure as follows (new language bold and underlined):

Shares of the Fund may trade on an exchange at prices at, above or below their most recent NAV, which could result in an investor buying shares of the Fund at a higher price than the Fund’s NAV or selling shares of the Fund at a lower price than the Fund’s NAV. The market prices of Fund shares will fluctuate, sometimes rapidly and materially, in response to changes in the Fund’s NAV, the value of Fund holdings and supply and demand for Fund shares. Although the creation/redemption feature of the Fund generally makes it more likely that Fund shares will trade close to NAV, market volatility, lack of an active trading market for Fund shares, disruptions at market participants (such as Authorized Participants or market makers) and any disruptions in the ordinary functioning of the creation/redemption process may result in Fund shares trading significantly above (at a “premium”) or below (at a “discount”) NAV. Additionally, to the extent the Fund holds securities traded in markets that close at a different time from the Fund’s listing exchange, liquidity in such securities may be reduced after the applicable closing times, and during the time when the Fund’s listing exchange is open but after the applicable market closing, fixing or settlement times, bid/ask spreads and the resulting premium or discount to the Fund’s shares’ NAV may widen. You may be unable to sell your shares or may incur significant losses if you transact in Fund shares in these and other circumstances. Neither PIMCO nor the Trust can predict whether Fund shares will trade above, below or at NAV. The Fund’s investment results are based on the Fund’s daily NAV. Investors transacting in Fund shares in the secondary market, where market prices may differ from NAV, may experience investment results that differ from results based on the Fund’s daily NAV. There are various methods by which investors can purchase and sell shares and various orders that may be placed. Investors should consult their financial intermediary before purchasing or selling shares of the Fund.

Anu Dubey November 4, 2019 Page 8

Comment 16: The “Management of the Funds – Individual Portfolio Managers” section of the prospectus currently states “The following individuals have primary responsibility for managing the Fund.” Please revise this statement to say that the individuals are “jointly and primarily” responsible for managing the Fund, which more closely tracks the applicable instruction in Form N-1A. Alternatively, if applicable, identify the lead portfolio manager(s) who is (are) primarily (jointly and primarily) responsible for the day-to-day management of the Fund.

Response: Comment accepted. The disclosure has been updated to note that the Fund is “jointly and primarily” managed by the named portfolios.

Comment 17: In the first sentence of the Characteristics and Risks of Securities and Investment Techniques—Temporary Defensive Positions section, replace or add to “when PIMCO deems it appropriate to do so” with “in attempting to respond to adverse market, economic, political, or other conditions.” See Instruction 6 to Item 9(b)(1) of Form N-1A.

Response: In response to the Staff’s comment, Registrant will revise the disclosure as follows: “For temporary defensive purposes, the Fund may invest without limit in U.S. debt securities, including taxable securities and short-term money market securities in attempting to respond to adverse market, economic, political, or other conditions, as determined by PIMCO~~, when PIMCO deems it appropriate to do so~~.”

Statement of Additional Information

Comment 18: Item 14(a)(3)(iii) of Form N-1A requires disclosure on the cover of the SAI of information incorporated by reference into the SAI. Please add such disclosure as applicable.

Response: Comment accepted. The required disclosure will be reinserted in the 485(b) filing.

Comment 19: The SAI in PEA 464 is dated “October 31, 2018 (as supplemented [            ], 2019).” As required by Rule 423 under the 1933 Act, please confirm that the date on the SAI cover will be approximately the date that the amended SAI will become effective without reference to an earlier date “as supplemented.”

Response: The Registrant acknowledges the Staff’s request to date the SAI as of the date the SAI will become effective. The sole purpose of PEA 464 was to register the Fund, a new series of the Registrant. In lieu of creating a standalone SAI solely for one new Fund, the Registrant updated the existing multi-series SAI for the Fund, dated October 31, 2018, to add the new series. The definitive post-effective amendment for this purpose will be filed on or about November 8, 2019 and effective on November 12, 2019 (“485(b) PEA”). The SAI in 485(b) PEA will be dated “October 31, 2019 (as supplemented November 12, 2019).” Just as in PEA 464, the SAI in 485(b) PEA will include a number of other series of the Registrant in addition to the sole new Fund, and PEA 464 was, and 485(b) PEA will be, filed under the new Fund identifier only, not all of the other series that were included in the SAI within each of PEA 464 and 485(b) PEA. This was done for administrative convenience in recognition of the fact that the Registrant always intended to offer the new Fund, together with other series of the Registrant, in the existing October 31, 2019 SAI, not in a new standalone SAI dated November 12, 2019.

Anu Dubey November 4, 2019 Page 9

An alternative approach would have been to draft and file a new standalone SAI solely for the new Fund, via a post-effective amendment dated November 12, 2019, and immediately supersede that filing with a 497 filing incorporating the newly effective Fund within the existing October 31, 2019 SAI with a dating convention of “October 31, 2019 (as supplemented November 12, 2019).” In other words, the Registrant could create two different SAIs, one of which would be used solely for PEA 464 and then discarded, the other used for a subsequent 497 filing and actual delivery to shareholders. We respectfully assert that such alternative approach would have created substantial administrative burdens and costs for no discernible benefit, solely to ensure that the SAI within PEA 464 was dated in technical conformance with Rule 423. For these reasons, we respectfully assert that the dating convention used in PEA 464 was appropriate as is.

Comment 20: The “Investment Restrictions—Non-Fundamental Investment Restrictions” section of the SAI states, in relevant part:

The Funds interpret their policy with respect to concentration in a particular industry under Fundamental Investment Restriction 1, above, to apply to direct investments in the securities of issuers in a particular industry, and to any other investments, such as certain derivatives, that my properly be assigned to a particular industry, as defined by the Trust.

Please delete the word “certain” to clarify that all derivatives (except derivatives on U.S. government securities or tax-exempt municipal bonds), not just certain derivatives, count toward an industry for purposes of determining compliance with concentration policies. The Staff acknowledges that the Registrant has previously responded to this comment by noting that certain derivatives cannot be properly assigned to an industry, for example, total return swaps on an index constituting issuers from a variety of industries. Please provide additional examples of derivatives that, in the Registrant’s view, may not be properly assigned to an industry.

Anu Dubey November 4, 2019 Page 10

Response: In the Registrant’s view, non-security-based swaps/swaptions (i.e., swaps or swaptions based on an index, an interest rate, volatility, or commodities) and index options are additional examples of derivatives that may not be properly assigned to an industry. As with total return swaps on an index, such instruments may constitute issuers from a variety of industries, and therefore cannot be properly assigned to a particular industry.

Comment 21: The “Quarterly Disclosure” section of the SAI currently includes disclosure referencing Form N-Q. Please confirm whether this disclosure should be updated to reference Form N-PORT.

Response: The Registrant confirms that this disclosure will be revised in the 485(b) filing to reference Form N-PORT.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan G. Leshaw, Pacific Investment Management Company LLC

Stephen Forster, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP